UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Submission of Matters to a Vote of Security Holders.

On December 4, 2024, Vision Marine Technologies Inc. (the “Company”) convened its Annual General Meeting of Shareholders (the “Meeting”).

Represented at the Meeting were 183,333 common shares of the Company, no par value (the “Common Shares”), or 20.2%, of the Company’s 906,316 Common Shares entitled to vote at the Meeting, which amount constituted a quorum. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Fixing the number of directors of the Company at five (5)

The shareholders approved the proposal as an ordinary resolution to fix the number of directors of the Company at five (5).

For	Against	Abstain	Broker Non-Vote
107,463	2,959	1,219	71,692

2. Election of directors

The shareholders approved the proposal as an ordinary resolution to elect the following as directors to serve on the Board of Directors of the Company, to hold office until the next annual meeting of shareholders and until his or her respective successor is elected and duly qualified.

Director’s Name	For	Withheld	Broker Non-Vote
Steve P. Barrenechea	107,868	3,576	71,692

Luisa Ingargiola	107,950	4,081	71,692

Alexandre Mongeon	108,066	3,773	71,692

Anthony E. Cassella, Jr.	108,065	3,691	71,692

Dr. Philippe Couillard	107,560	4,081	71,692

3. Appointment of M&K CPAs, PLLC (“M&K”), as the Company’s independent registered public accounting firm for the ensuing year and authorization of the board of directors to fix the remuneration to be paid to M&K for the ensuing year.

The shareholders approved the proposal as an ordinary resolution to ratify the appointment of M&K as the Company’s independent auditors for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to M&K for the ensuing year.

For	Against	Abstain	Abstain
179,113	2,187	2,033	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

By:	/s/ Raffi Sossoyan
Raffi Sossoyan
Chief Financial Officer

Date: December 19, 2024